

14048716

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 0 4 2014

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2013___ AND ENDING ___12/31/2013___
　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AXA Distributors, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Avenue of the Americas
　　　　　　　　　　　　　　　　(No. and Street)

New York	New York	10104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas J. Gismondi

201 - 743-5073
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
　　　　　　　　　　　(Name - if individual, state last, first middle name)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, _____Nicholas J. Gismondi_____ , swear (or affirm) that, to the best of my
knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
AXA Distributors, LLC _____ , as of
_____December 31, 2013_____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any
account classified solely as that of a customer, except as follows:

_____

_____

_____

KEVIL FORRESTER
ID # 2441016
NOTARY PUBLIC
STATE OF NEW JERSEY
My Commission Expires December 02, 2018

_____
Signature

_____
Kevil Sorrester
Notary Public

Vice President & Chief Financial Officer
_____
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations.
- [x] (d) Statement of Cash Flow.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AXA Distributors, LLC

(A wholly owned subsidiary of Equitable Holdings, LLC)
Financial Statements and Supplemental Schedules
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
December 31, 2013

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Index
December 31, 2013



Independent Auditor's Report

To the Board of Directors and Member of
AXA Distributors, LLC

We have audited the accompanying financial statements of AXA Distributors, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member's capital and cash flows for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us



pwc

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2014

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Statement of Financial Condition
December 31, 2013

Assets

Cash and cash equivalents	$ 25,044,463
Securities owned, at fair value	15,005,142
Prepaid commissions	4,213,068
Receivables from affiliates	6,009,773
Other receivable	598,999
Other assets	4,268
Total assets	$ 50,875,713

Liabilities and Member's Capital

Payable to affiliates	$ 1,814,041
Payable to brokers	29,057,169
Accounts payable, accrued expenses and other liabilities	1,497,758
Total liabilities	32,368,968
Member's capital, net	18,506,745
Total liabilities and member's capital	$ 50,875,713

The accompanying notes are an integral part of these financial statements.

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Statement of Operations
Year Ended December 31, 2013

Revenues

Commission revenues	$ 569,148,960
Fee income	18,049,454
Fee income from trusts	233,468,270
Other income	62,359
Total revenues	820,729,043

Expenses

Commission expenses	568,994,720
Administrative and personnel service charges	118,538,825
Support service expense	133,192,656
Total expenses	820,726,201
Income before income tax	2,842
Income tax expense	37,900
Net loss	$ (35,058)

The accompanying notes are an integral part of these financial statements.

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Statement of Changes in Member's Capital
Year Ended December 31, 2013

	Member's Capital	Accumulated Deficit	Total Member's Capital
Balances at January 1, 2013	$ 31,842,615	$ (13,300,812)	$ 18,541,803
Net loss	-	(35,058)	(35,058)
Balances at December 31, 2013	$ 31,842,615	$ (13,335,870)	$ 18,506,745

The accompanying notes are an integral part of these financial statements.

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Statement of Cash Flows
Year Ended December 31, 2013

Cash flows from operating activities	
Net loss	$ (35,058)
Adjustments to reconcile net income to net cash used in operating activities	
Deferred taxes	(94,576)
Decrease (increase) in operating assets	
Securities owned, at fair value	19,938
Prepaid commissions	(2,843,856)
Receivables from affiliates	(4,843,203)
Other receivable	(598,999)
Other assets	1,638
(Decrease) increase in operating liabilities	
Payable to affiliates	372,769
Payable to brokers	3,042,570
Accounts payable, accrued expenses and other liabilities	(302,090)
Net cash used in operating activities	(5,280,867)
Cash flows from financing activities	
Change in short-term financing	(293,922)
Cash provided by financing activities	(293,922)
Net decrease in cash and cash equivalents	(5,574,789)
Cash and cash equivalents	
Beginning of year	30,619,252
End of year	$ 25,044,463
Supplemental disclosures	
Income taxes paid	$ 324,908

The accompanying notes are an integral part of these financial statements.

1. **Organization**

   AXA Distributors, LLC (the "Company") is a wholly owned subsidiary of Equitable Holdings, LLC ("Holdings"). Holdings is a wholly owned subsidiary of AXA Equitable Life Insurance Company ("AXAEQ"). AXAEQ is a wholly owned indirect subsidiary of AXA Financial, Inc. ("AXF"), whose ultimate parent is AXA, a French based holding company for an international group of insurance and related financial service companies.

   The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a licensed insurance agency.

   The Company principally engages in the distribution of fixed and variable annuity and life insurance products issued by AXAEQ, MONY Life Insurance Company of America ("MLOA") and U.S. Financial Life Insurance Company ("USFL") all of which are affiliated entities, through third party securities firms, financial planners, banks and brokerage general agents. The Company also distributes shares of EQ Advisors Trust and AXA Premier VIP Trust ("Trusts"), open-end management investment companies managed by AXA Equitable Funds Management Group, LLC, a wholly owned subsidiary of AXAEQ, to AXAEQ and MLOA separate accounts in connection with the sale of variable annuities and life insurance contracts.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

   The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   The Company estimates that the carrying value of receivables and payables approximates their fair value, due to their short term nature.

   Revenue Recognition
   Commission revenue is recognized when an affiliated insurer initiates a new contract through third parties and when the related commission expense is recognized. In addition, commission revenue is also recognized when commission expense is incurred for the continuation of contracts issued in prior years.

   Cash and Cash Equivalents
   The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As of December 31, 2013 the cash held at one bank exceeded the Federal Deposit Insurance Corporation ("FDIC") insurance limits.

Investments in money market funds are considered cash equivalents. The carrying amount of such cash equivalents approximates fair value due to the short-term nature of these instruments. Cash equivalents at December 31, 2013 include an investment in a money market fund of $24,055,949. Interest income is accrued as earned.

Given the concentration of cash and cash equivalents, the Company may be exposed to certain credit risk.

Securities Owned
Securities owned are reported in the Statement of Financial Condition at fair value. Refer to Note 3 for policies on fair value measurement.

Prepaid Commissions
Prepaid commissions represent advance payments to brokers related to fixed and variable annuity and life insurance products when a contract has been signed and the premium has yet to be received. If the related premium is not received, the commission will be returned.

Payable to Brokers
Payable to brokers represent commissions for sales of fixed and variable annuity and life insurance products, which are unpaid as of December 31, 2013.

Income Taxes
The Company is included in the consolidated federal income tax return filed by AXF. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current taxes or benefit calculated is either remitted to or received from AXAEQ. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Off-Balance Sheet Risk
In the normal course of business, the Company enters into contracts that contain a variety of representations and general indemnifications. However, based on experience, the Company expects any risk of loss from these arrangements to be remote.

New Accounting Pronouncements
There were no new accounting pronouncements in 2013 which have a material effect on the Company's financial condition, results of operations or cash flows.

Subsequent Events
Events and transactions subsequent to the date of the Statement of Financial Condition have been evaluated by management, for purpose of recognition or disclosure in these financial statements, through February 28, 2014, the date that these financial statements were available to be issued.

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Notes to Financial Statements
December 31, 2013

3. **Fair Value**

    Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. U.S. GAAP also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and to minimize the use of unobservable inputs when measuring fair value, and identifies three levels of inputs that may be used to measure fair value:

    Level 1   Unadjusted quoted prices for identical assets or liabilities in active markets. Valuations of Level 1 assets or liabilities are generally supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

    Level 2   Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and inputs to model-derived valuations that are directly observable or can be corroborated by observable market data.

    Level 3   Unobservable inputs supported by little or no market activity and often requiring significant management judgment or estimation, such as an entity's own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

	Assets Measured at Fair Value on a Recurring Basis			
	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 24,055,949	$ -	$ -	$ 24,055,949
Securities owned, at fair value	-	15,005,142	-	15,005,142
Total assets	$ 24,055,949	$ 15,005,142	$ -	$ 39,061,091

    Cash equivalents classified as Level 1 includes a money market fund and is carried at cost as a proxy for fair value due to their short-term nature.

    Securities owned, at fair value classified as Level 2 are U.S. Treasury securities.

    There were no transfers between Level 1 and Level 2 during the year ended December 31, 2013.

4. **Net Capital Requirements**

    The Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 15 to 1. As of December 31, 2013, the Company had net capital of $6,903,683 which exceeded required net capital of $2,157,932 by $4,745,751 and the Company's ratio of aggregate indebtedness to net capital was 4.69 to 1.

5. Transactions With Affiliates

As discussed in Note 1, the Company principally distributes fixed and variable annuity contracts and life insurance policies issued by AXAEQ, MLOA and USFL from which it receives compensation in accordance with its Distribution Agreements with these carriers. Compensation of $567,418,455 and $18,049,454 is reflected in Commission revenues and Fee income from affiliates, respectively. Commission revenues are amounts paid by AXAEQ, MLOA and USFL to the Company for commission expenses incurred by the Company. Additional amounts received by the Company are included in Fee income from affiliates.

Pursuant to distribution agreements with the Trusts, the Company receives distribution fees from the Trusts on average net assets attributable to certain classes of Trusts' shares issued in connection with the sale of AXAEQ and MLOA variable annuity and life insurance contracts. The Company, in its capacity as distributor of the Trusts agreed to compensate AXA Advisors, LLC for providing distribution and shareholder support services. The Company incurred $133,192,656 of expenses for these services within Support service expense.

Pursuant to an Agreement for Cooperative and Joint Use of Personnel, Property and Services, AXAEQ provides the Company with the personnel to perform management, administrative, clerical and sales services and makes available the use of certain property and facilities. During 2013, the Company reimbursed AXAEQ $118,538,825 for the cost of providing such services included within Administrative and personnel service charges, including $4,502,224 of allocated costs for various stock-based compensation plans sponsored by AXF.

Receivables from affiliates includes a receivable from AXAEQ of $16,281,268 for commissions and fees, partially offset by a payable to AXAEQ of $10,762,033 for administrative fees and personnel services charges and a receivable from MLOA of $490,536 for fee income. Payable to affiliates includes payables to AXF of $977,524 for personnel related expenses, to AXA Network of $740,579 and to AXA Advisors of $95,938 for commissions.

6. Commitments and Contingencies

The Company is involved in various regulatory matters, legal actions and proceedings in connection with its business. Some of the actions and proceedings have been brought on behalf of various claimants and certain of those claimants seek damages of unspecified amounts. For a certain specific matter, the Company estimates a liability which is included in Accounts payable, accrued expenses and other liabilities in the Statement of Financial Condition. For certain other matters, management cannot make a reasonable estimate of loss. While the ultimate outcome of these matters cannot be predicted with certainty, in the opinion of management, the Company does not currently believe that potential losses are likely to have a material adverse effect on the Company's financial condition.

7. Taxes

As a single member limited liability company, the Company is treated as a division of AXAEQ for Federal and most State income tax purposes, and not as a separate taxable entity. Under a tax sharing agreement, AXAEQ allocates to the Company its share of the consolidated Federal tax expense or benefit based upon the principles of separate company calculations as though the Company was treated as a separate taxpayer. State taxes are allocated to the Company on the basis of actual taxes incurred by the Company.

A summary of the income tax provision in the Statement of Operations follows:

	Federal	State	Total
Income tax provision			
Current expense (benefit)	$ (113,454)	$ 56,778	$ (56,676)
Deferred expense	94,576	-	94,576
	$ (18,878)	$ 56,778	$ 37,900

The Company had the following deferred tax assets and liabilities as of December 31, 2013.

	Assets	Liabilities
State tax	$ 257,615	$ -
Accounts payable, accrued expenses and other liabilities	37,800	-
Unrealized capital gains	-	9,633
	$ 295,415	$ 9,633

As of December 31, 2013, the Company had a net current tax asset of $32,912, comprised of a federal income tax asset of $113,454 included in Receivables from affiliates and a state tax liability of $80,542 included in Accounts payables, accrued expenses and other liabilities.

At December 31, 2013, the Company recorded a liability for uncertain tax positions of $655,500, including $39,500 of interest, which is classified within Accounts payable, accrued expenses and other liabilities. It is reasonably possible that the total amount of unrecognized tax benefits will change in the next 12 months. The possible change in the amount of unrecognized tax benefits cannot be estimated at this time.

The effective rate differs from the statutory rate of 35% due to a state income tax liability of $36,906, net of federal benefit, classified within Income tax expense, which is attributable to the revenue based Texas Margin Tax. This includes a $109,200 state tax benefit related to the closing of Texas Margin Tax issues for the 2008 year offset by current year state taxes. The Texas Margin Tax is considered a tax based on income.

During 2012, the Internal Revenue Service commenced the examination of the 2006 and 2007 tax years. As of December 31, 2013 the Internal Revenue Service examination was still ongoing. As of December 31, 2013, the 2009 through 2012 tax years are open to examination by the state tax authorities.

Supplementary Schedules

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2013

Schedule I

Net capital

Total member's capital	$ 18,506,745
Nonallowable assets	
Prepaid commissions	4,213,068
Receivables from affiliates	6,009,773
Other receivable	598,999
Net capital before haircuts on securities owned and cash equivalents	7,684,905
Haircuts on securities owned and cash equivalents	781,222
Net capital	6,903,683

Computation of basic net capital requirement

Aggregate indebtedness	32,368,968
Minimum capital required	
(the greater of $25,000 or 6 2/3% of aggregate indebtedness)	2,157,932
Capital in excess of minimum requirements	$ 4,745,751
Ratio of aggregate indebtedness to net capital	4.69 to 1

There are no material differences between the above computations and those included in the Company's unaudited Focus report as of December 31, 2013 and filed on January 24, 2014.

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2013

Schedule II

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of the Rule.





To the Board of Directors and Member of
AXA Distributors, LLC:

In planning and performing our audit of the financial statements of AXA Distributors, LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us



A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2014

2



Report of Independent Accountants

To the Members of the Board of
AXA Distributors, LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of AXA Distributors, LLC for the year ended December 31, 2013, which were agreed to by AXA Distributors, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating AXA Distributors, LLC's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2013. Management is responsible for AXA Distributors LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: Payment dated July 18, 2013 in the amount of $124 compared to Check No. 02186921, dated July 18, 2013. Payment dated January 29, 2014 in the amount of $112 compared to Check No. 02202901 dated January 29, 2014. No differences were noted.
2. Compared the Total Revenue amount reported on the audited Form X-17A-5 for the year ended December 31, 2013 to the Total revenue amount of $820,729,043 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2013. No differences were noted.
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. Compared the addition reported on page 2, item 2b.(7) of Form SIPC-7 in the amount of $31,870 to Net loss from securities in investment accounts reported on the audited trial balance for the year ended December 31, 2013. No differences were noted.
    b. Compared the deduction reported on page 2, item 2c.(1) of Form SIPC-7 in the amount of $820,666,684 to revenue from sale of invest co. shares and pass-thru accounts reported on a schedule derived from the audited trial balance for the year ended December 31, 2013. A difference of $1 was noted.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d of $94,229 of the Form SIPC-7. A difference of $1 was noted.
    b. Recalculated the mathematical accuracy of the General Assessment @ .0025 on page 2, line 2e of $236 of the Form SIPC-7. No difference was noted.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us



We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of AXA Distributors LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

February 28, 2014

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
For the fiscal year ended **12/31/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

042123   FINRA   DEC
AXA DISTRIBUTORS LLC   10*10
525 WASHINGTON BLVD
JERSEY CITY NJ 07310-1606

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 236

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (124   )

   7/23/13
   Date Paid

   C. Less prior overpayment applied   (   )

   D. Assessment balance due or (overpayment)   112

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 112

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 112

   H. Overpayment carried forward $(   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

AXA Distributors LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the ___27___ day of ___January___, 20_14_.

Vice President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates:
_____   _____   _____
Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ *820,729,043*

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.   *31,870*

        Total additions   *820,760,913*

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   *820,666,684*

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

        Enter the greater of line (i) or (ii)

        Total deductions   *820,666,684*

2d. SIPC Net Operating Revenues $ *94,229*

2e. General Assessment @ .0025 $ *236*

(to page 1, line 2.A.)

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